

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 9, 2024

L. Kian Granmayeh
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard , Suite 300
Houston, Texas, 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-11961**

Dear L. Kian Granmayeh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reporting and Non GAAP Financial Measures, page 33

1. You present the non-GAAP measure "Operating Profit." As the title of this measure is confusingly similar to a GAAP measure, please retitle this measure accordingly. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Annual Report to Shareholders, page 12

2. In the "Trend Reports" beginning on page 12 you disclose "Funeral Operating EBITDA," "Cemetery Operating EBITDA," "Financial EBITDA," "Other EBITDA," and "Total Field EBITDA." Please present and reconcile each to the respective most comparable GAAP measure with equal or greater prominence. Refer Item 100(a) of Regulation G.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services